UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☒ Form C/A: Amendment to Offering Statement

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Traipse, PBC

Check box if Amendment is material and investors will have five business days to reconfirm ☐

Describe the Nature of the Amendment

Replacing entire offering statement, including minor correction of the valuation after the company reaches the first $300,000. The correct valuation is $2.99M rather than $3M.

Form of issuer

Public Benefit Corporation

Jurisdiction of incorporation/organization

Delaware

Date of organization

October 28, 2014

Physical address of issuer

32 N Augusta St. Staunton, VA 24401

Website of issuer

https://www.traipse.co/

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds that are actually distributed to the issuer plus third-party escrow fees

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Preferred Stock

Price (or method for determining price)

Original Issue Price

Target offering amount

$300,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$950,000

Deadline to reach the target offering amount

November 10, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Two

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$ 143,190.00	$ 155,568.00
Cash and Cash Equivalents	$ 2,042.00	$ 2,386.00
Accounts Receivable	$ 272.00	$ 0
Short-term Debt	$ 0	-
Long-term Debt	$ 239,327.00	$ 228,397.00
Revenues/Sales	$ 7,160.00	$ 18,847.00
Cost of Goods Sold	$ 4,211.00	$ 7,258.00
Taxes Paid	-	-
Net Income	$(85,432.00)	$(100,739.00)

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

Traipse, PBC

Signature: Darren Smith

Title: President and CEO

Date:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

Signature: Darren Smith

Title: President & CEO

Date:

Form C/A


Amended Offering Statement
of
Traipse, PBC.
"Traipse," the "issuer," the "company," "we," "our," "us")

Preferred Stock


Forward-Looking Statement Disclosure

This Form C/A, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C/A. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C/A, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C/A

You should rely only on the information contained in this Form C/A (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C/A (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C/A (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C/A should conduct its own independent analysis. The statements of the company contained in this Form C/A are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained in this Form C/A is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Traipse, PBC.	Public Benefit Corporation	Delaware	November 3, 2017	32 N Augusta St.	https://www.traipse.co/

			Staunton, VA 24401		
Traipse, Inc.	Corporation	Delaware	November 3, 2017	N/A	Traipse, Inc. converted to Traipse, PBC on 2/18/21
Traipse, LLC	Limited Liability Company	Virginia	October 28, 2014	N/A	Traipse, LLC was merged into Traipse, Inc. on November 3, 2017

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Darren Smith (the "CEO")	President and Chief Executive Officer	2014-present (2014-2017 in now merged entity Traipse, LLC, a Virginia Limited Liability Company)
Daniel Thomas Wright	Board Member	2017-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role
Darren Smith	Traipse, PBC	Gamified walking tour app	Chief Executive Officer 2014-Present

Daniel Thomas Wright	Everactive, Inc.	Technology-hardware and semiconductors	Principal Engineer 2018-Present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Darren Smith	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Brief description of our business and the purpose of this offering

The company was started to create and manage a gamified tour application designed for local tourism, economic development organizations, and NGOs such as Main Street Associations and Business Improvement Districts. The Traipse app promotes local businesses and tourism. Users earn rewards and explore attractions within a local member community. Tour content is hosted on the Traipse mobile app, available for free download on iOS and Android devices. The Traipse app has approximately 6,500 users. Historically, the users of the existing Traipse app are split fairly evenly among visitors and locals.

There are several implementations and possible revenue streams including the following anticipated business plan:

- Area Implementation (downtown, historic district, or business district). Contracts are for two-year period.
- Spot Implementation (museums, college campuses, park, or resort). Custom proposals encompassing similar activities, though on a smaller scale.
- Event Implementation (festivals, weddings, corporate team building, parties). Event-specific contracts may or may not include the use of existing tour content.
- Ongoing Maintenance and Add-Ons. Beyond the initial two-year contracts, we plan to charge annual fees for content maintenance and additional themed tour add-ons.
- Advertising/Sponsorship. Opportunities exist in the Traipse app and on the Traipse website and social media accounts for sponsorship of content by local businesses and organizations looking for increased visibility.
- Other. It is anticipated that in the future there may be in-app purchases of premium content for end users and the sale of anonymized usage data.

Traipse is planning to develop and launch a new application division of the company named My Local Token (MLT). MLT is a new digital community currency platform designed to work either alone or in conjunction with the existing gamified touring application.

- Area Implementation. Following the development of the My Local Token mobile application, we plan to offer three-year implementation projects to the same market of local agency and organizational clients/partners. When the application is ready for testing, we will launch a pilot project in Staunton, VA, in cooperation with the Staunton Downtown Development Association.
- Transaction Fees. Traipse will charge transaction fees on certain types of MLT transactions. These will include a percentage of merchant redemptions (~1%) after an initial trial period. A larger percentage (~25%) will be assessed on user redemptions and donations to local charities (~10%). The fee structure encourages users to spend MLT within the local economy rather than "cashing out".
- Merchant Loyalty Program. Merchants will have the ability to reward MLT users for purchases and communicate special offers. They will be able to upgrade their low-tech loyalty and rewards with an MLT add-on. The MLT system will be offered as a subscription service in lieu of charging merchant redemption fees.
- Complementor Agreements. It is anticipated that as the MLT ecosystem will allow any company or organization that wants to establish its bona fides supporting local businesses to advertise within the MLT ecosystem. The financial model for the company assumes these will be subscription based agreements.
- Traipse Add-On to MLT. The Traipse application and MLT will both be offered as a stand-alone service. In combination, the applications are more powerful. The presence of MLT as a reward for activity and content generation in the Traipse original application is expected to increase Traipse usage and the user base for the MLT currency.
- Advertising Sales. The MLT app is more focused on commerce than the Traipse app and as such will have more of an ad presence. Merchants will be able to boost their visibility in the app and conduct strategically timed promotions. Most of the advertising capacity is assumed to be filled with local merchants participating in the Loyalty Program Add-On and through MLT Complementors but all advertisements will be in line with the MLT mission of supporting local-scale economies.
- Minting Fees. At some point in the future, MLT Division may consider imposing a minting fee, based on a percentage of purchases.

Please see **Exhibit A**, our Pitch Deck. For further information on a description of our business and business plan, please also see **Exhibit B**, our Business Model Summary, and **Exhibit C**, our Crowdfunding Page.

(e) The current number of employees of the issuer.

Two.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Access to Capital
We require outside capital to fund the creation and start-up operations of My Local Token. Without access to capital our ability to create the technology, hire and keep qualified staff, generate revenue, and grow operations to a profitable scale would be significantly limited.

Legalities and licensing
The movement and holding of money is highly regulated on international, federal and state levels. Our failure to comply with government rules and regulations may harm our business. We believe that we comply with the rules and regulations with which we are required to comply. If we fail to comply with a rule or regulation, we may be subject to fines, or other penalties. Financial regulations as they relate to emerging technologies are always growing and changing, which means that we may be faced with new regulations that are detrimental to our business or may be forced to change our business in order for us to comply.

General Economic Conditions
Our business depends on stable local, national, and global economies where people feel safe, and are willing to spend their money on goods and services. Complex, hostile, or downward economic shifts may harm our business.

Employee Turnover
We depend on the services of key employees, whose knowledge and relationships would be difficult to replace. Our business may be harmed if we are unable to attract or retain qualified employees.

Customer Default
The cash flow of our business is impacted by the payment patterns of our customers. Late or nonpayment by customers can harm our business.

Sales and Customer Retention
Our ability to be profitable depends on gaining paying customers and maintaining their trust and satisfaction with our product, and our failure to do so would lead to the failure of our business. Our business will be a "high-touch" venture, meaning that customer acquisition and retention will be time-consuming, and our failure to meet that demand or use our time wisely may be detrimental to our business.

Competition
There is a chance that if our business is successful, that our format will be copied by a larger entity, potentially harming our viability.

Change in use of proceeds
We may revise the use of proceeds of this offering. This offering statement describes our current intentions regarding use of proceeds of this offering. However, we will remain free to use such proceeds in a different manner, based on the judgment of our officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the company.

Changes in technology gatekeeper policies
Our business is reliant on various technology platforms and is subject to their terms of service. Those terms may change without notice and may significantly harm or change our business.

A crowdfunding investment involves risk.
You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Valuation
The valuation of private companies, especially in early stage companies and startups is difficult to assess. The price you pay for your investment may have a material impact on your eventual return, if any at all. The investors who purchase shares within the First Milestone ($300K) will pay a lower price for their shares than investors who purchase shares after the First Milestone is reached due to an increase in the valuation after reaching the First Milestone.

No tax advice

No representation or warranty of any kind is made by Traipse, Traipse's officers or agents, or any of Traipse's counsel or other professional advisors with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $300,000, and the deadline to reach this amount is November 10, 2021.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount of $300,000, up to a total of $950,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below.

Once we reach each of the below amounts (Milestones), that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us.

Once we reach our maximum target offering amount (Third Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (if we have raised at least our minimum target offering amount).

First Milestone: $300,000 (minimum target amount)

Second Milestone: $500,000 (an additional $200,000 raised after the First Milestone is reached)
Third Milestone: $950,000 (an additional $450,000 raised after the Second Milestone is reached)

(i) A description of the purpose and intended use of the offering proceeds.

Traipse PBC will use the proceeds of this Regulation Crowdfunding Offering to expand its services to include offering to local tourism and economic development organizations a platform for managing a digital local currency, integrated with our existing platform for promoting local businesses through gamified, app-led experiences.

Traipse PBC is seeking up to $950,000 in total funding. Below is a breakdown of the use of proceeds for each milestone.

Category	Campaign Total	Milestone 1	Milestone 2	Milestone 3
My Local Token Software Development	$266,000	$156,000	$35,000	$75,000
Operating Expenses (HR)	$252,375	$50,000	$55,250	$147,125
Sales	$106,250	$24,000	$22,250	$60,000
Merchant Outreach and Promotion	$82,000	$30,000	$22,000	$30,000
Professional Services (Legal and Accounting)	$54,500	-	$14,500	$40,000
Traipse Software Development and Integration	$50,000	$40,000	$10,000	-
Onboarding/Client Support	$50,000	-	$15,000	$35,000
User Support	$40,000	-	$10,000	$30,000
Operating Expenses (Non-HR)	$25,675	-	$8,000	$17,675
Data Hosting/Serving and Software	$23,200	-	$8,000	$15,200
Total	$950,000	$300,000	$200,000	$450,000

First Milestone: $300,000 (minimum target offering amount) - funds the development of My Local Token as a local community currency platform and service to local agency and organization clients/partners. Proceeds from the initial phase of the campaign will immediately be tapped to continue the development of the My Local Token mobile application and begin conducting the pilot project in Staunton, Va., in cooperation with the Staunton Downtown Development Association. This amount will also fund additional necessary software investment in the Traipse app to facilitate its integration with the MLT ecosystem and will allow Traipse to begin scaling up sales capacity to take the combined MLT/Traipse product to a national market.

Second Milestone: $500,000 (an additional $200,000 raised) - facilitates bringing software development in-house in 2022 and scaling of support staff capacity commensurate with expanded operations in 2022. Sales trends for the existing Traipse service are positive, with many potential clients in the pipeline and a coordinated 6-month regional sales campaign underway focused on post-COVID local economic recovery.

Third Milestone: $950,000 (an additional $450,000 raised) - allows Traipse PBC to quickly scale up to a nationwide market by the end of 2022, able to hire business development, administrative, and support personnel without causing a cash flow issue. We project 2023 as essentially a break-even year before a profitable 2024 but need to cover a projected cumulative deficit (including capital expenditures) of nearly $600,000 through the end of 2022 and still have sufficient cash on hand entering that break-even year of 2023.

Please see **Exhibit D**, our Use of Funds Narrative, for a description of our proposed use of proceeds. For further information, please also see **Exhibit F**, our Financial Model Spreadsheet.

In Summary, if the company raises its full maximum target offering amount, Traipse PBC will be able to expand its services to include offering to local tourism and economic development organizations a platform for managing a digital local currency, integrated with our existing platform for promoting local businesses through gamified, app-led experiences. If the company is successful in reaching its maximum target amount, it estimates that it will be able to scale to a nationwide market by the end of 2022.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Securities are prices based on the Original Issue Price.

The price to the public of the securities is $0.40 per share up to $300,000 (750,000 shares) based on a $2,000,000 valuation. After reaching that milestone, the price to the public goes up to $0.52 per share (1,250,000 shares) up to $950,000 maximum offering amount, representing an additional $650,000 in funds raised ($300,000 + $650,000 = $950,000).

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being

offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is owned only by the Founders as shown in Item (c) above.

The issuer is offering a minimum of $300,000 and a maximum of $950,000 in Preferred Stock. The issuer may sell up to 2,000,000 shares of Preferred Stock if the maximum amount of the offering is reached.

Dividend Rate: 5%.

Purchase Price: $0.40 per share ("Original Issue Price"); raising up to $300,000 based on a $2M pre-money valuation. The price per share will increase to $0.52; raising up to $650,000 in additional funds based on a $2.9M pre-money valuation.

Preferred Dividends: Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.
Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend.
To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like).
For each fiscal year, the target Preferred Dividend (**"Target Dividend"**) shall be five percent (5%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (prorated for any partial year of ownership).
For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any Common Stock.
In any year in which the Preferred Shareholders receive the Target Dividend the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis.

Redemption by Shareholder: Following the fifth anniversary of his or her investment, a Preferred Shareholder may request redemption of his or her stock. The redemption price shall be equal to the Original Issue Price.

If the Company determines that a requested redemption may impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

Redemption by Company:	The Company shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time provided that immediately following any such redemption, the Company shall have outstanding a class of Common Stock that is not subject to redemption. The method of selecting the shares to be redeemed shall be at the sole discretion of the Board.
	The redemption price for any share under this paragraph shall be calculated as follows: (a) the Original Issue Price, plus (b) the Redemption Percentage multiplied by the number of years from the date of such share's issuance to the date of such share's redemption (each such year, an "Investment Year"), minus (c) the total amount of all dividends that have been paid on such share as of the date of such share's redemption. The redemption for such share for any partial Investment Year will be prorated based on the number of days such share was outstanding in such year divided by three hundred sixty-five (365).
	"Redemption Percentage" means six percent (6%) of the Original Issue Price.
Liquidation Preference:	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: • first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; • second, to the holders of Common Stock, in an amount per share equal to the Original Issue Price for the Preferred Stock (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; and • third, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.
Conversion:	Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the Company in its sole discretion.

The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price.

Voting Rights: The Preferred Shareholders shall have no voting rights.

The above is intended to be only a summary of some of the key terms of the Preferred Stock. The above is not a complete description of the terms of the Preferred Stock. Please see the form of the Subscription Agreement with the SEC with this offering statement as **Exhibit G** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit G**.

Traipse PBC raised money in 2017 and 2019 in the form of convertible notes with identical terms (see below), save the maturity date. Below is a table of the note amounts, approximate amount of accrued and unpaid interest, and maturity dates. Following the table is a summary of the terms of the convertible notes issued.

	Date Made	Principal Amount	Interest Per Annum	Approximate accrued and unpaid interest as of April 1, 2021	Maturity Date
Note 1	9/14/2017	$5,000	5%	$886	9/13/2022
Note 2	5/26/2017	$10,000	5%	$1,925	5/25/2022
Note 3	8/9/2017	$12,500	5%	$2,121	8/8/2022
Note 4	9/6/2017	$1,500	5%	$249	9/5/2022
Note 5	9/14/2017	$5,000	5%	$886	9/13/2022
Note 6	6/16/2017	$10,000	5%	$1,896	6/15/2022
Note 7	9/13/2017	$20,000	5%	$3,548	9/12/2022
Note 8	9/13/2017	$12,500	5%	$2,218	9/12/2022
Note 9	3/27/2017	$5,000	5%	$1,004	3/26/2022
Note 10	9/29/17	$5,000	5%	$814	9/28/22
Note 11	4/18/17	$25,000	5%	$4,943	4/17/22
Note 12	3/27/2017	$50,000	5%	$10,036	3/26/2022
Note 13	8/31/2017	$5,000	5%	$896	8/30/2022
Note 14	8/31/2017	$5,000	5%	$896	8/30/2022
Note 15	4/14/2017	$10,000	5%	$1,983	4/13/2022
Note 16	7/25/2017	$20,000	5%	$3,686	7/24/2022
Note 17	9/13/2017	$1,000	5%	$165	9/12/2022
Note 18	4/13/2019	$25,000	5%	$2,460	4/11/2024
TOTAL		**$227,500**		**$40,392**	

SUMMARY OF TERMS
FOR CONVERTIBLE NOTES

Type of Security: Convertible Promissory Notes (the "Notes").

Interest Rate: 5% simple interest.

Maturity: Five years from date of issuance (the "Maturity Date").

Payment Terms: Annual payments of interest only, within 60 days after end of calendar year. Principal and accrued but unpaid interest payable at maturity unless earlier converted.

Convertibility: In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells equity with an aggregate sales price of not less than $500,000, excluding the amount of any notes being converted, and with the principal purpose of raising capital (a "Qualified Financing"), then all principal and accrued interest under the Notes shall automatically convert into the equity sold in the Qualified Financing at 80% of the price paid by investors in the Qualified Financing. Other than the purchase price, the Notes shall convert into equity on the same terms as the other investors purchasing equity in the Qualified Financing.

Change of Control: Upon a Change of Control,[1] the holder shall have the right to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 20% discount.

Subordination: This Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

---

[1] Change of Control is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of the Company.

Security: The Note will be unsecured.

Amendment: The Note may be amended by mutual agreement of the parties.

If the company reaches its Second Milestone amount of $500,000, the conversion of the convertible notes into preferred shares will be triggered. This will affect the percentage of the company the investor will own, provided the conversion occurs.

In addition, if the company issues additional equity interests in the future, the investor's ownership in the company could be diluted. If the company issues additional convertible notes after the conversion of the 2017 and 2019 convertible notes, the investor's ownership of the company could also be diluted.

There may be other circumstances in which the investor's ownership interest in the company could be diluted.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Founder has the absolute right to make decisions with respect to the company. It is possible that the Founder will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Preferred Stock are valued at Original Issue Price based on how much has been raised. The price per share will be $0.40 for the first $300,000 raised (the minimum target amount) based on a $2M pre-money valuation. The price per share then increases to $0.52 for the remaining shares offered, up to an additional $650,000 (for a maximum raise amount of $950,000), based on a $2.99M pre-money valuation.

Under the terms of the 2017 and 2019 Convertible Notes, the conversion into Preferred Shares may be triggered by this raise, depending on how much is raised. The terms of the note are summarized in (m)(1) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The Preferred Shareholders will have no voting rights. The company will have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock. The method of selecting shares to be redeemed will be at the sole discretion of the Board.

The company's Founder and one other board member are the sole decision-makers for the company and could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the Founder, who is the sole common shareholder in the company. As Preferred Shareholders, investors in this offering have no voting rights in the company except for any limited rights required by law.

The company Founders will continue to own and control a significant percentage of the company following the raise, as well as for the foreseeable future. We thus expect the Founder to retain significant control over the company's business and affairs.

If the company issues additional equity interests in the future, the investor's ownership in the company could be diluted.

There may be other circumstances in which the investor's ownership interest in the company could be diluted.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of the offering proceeds that are actually distributed to the issuer plus third-party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Traipse PBC has $227,500 in convertible notes issued in 2017 and 2019. The chart below shows the principal amounts of the notes, the interest rate, and the approximate amount of accrued and unpaid interest, as well as the maturity date for each note. See (m)(1) above for the terms of these notes.

	Date Made	Principal Amount	Interest Per Annum	Approximate accrued and unpaid interest as of April 1, 2021	Maturity Date
Note 1	9/14/2017	$5,000	5%	$886	9/13/2022
Note 2	5/26/2017	$10,000	5%	$1,925	5/25/2022
Note 3	8/9/2017	$12,500	5%	$2,121	8/8/2022
Note 4	9/6/2017	$1,500	5%	$249	9/5/2022
Note 5	9/14/2017	$5,000	5%	$886	9/13/2022
Note 6	6/16/2017	$10,000	5%	$1,896	6/15/2022
Note 7	9/13/2017	$20,000	5%	$3,548	9/12/2022
Note 8	9/13/2017	$12,500	5%	$2,218	9/12/2022
Note 9	3/27/2017	$5,000	5%	$1,004	3/26/2022
Note 10	9/29/17	$5,000	5%	$814	9/28/22
Note 11	4/18/17	$25,000	5%	$4,943	4/17/22
Note 12	3/27/2017	$50,000	5%	$10,036	3/26/2022
Note 13	8/31/2017	$5,000	5%	$896	8/30/2022
Note 14	8/31/2017	$5,000	5%	$896	8/30/2022
Note 15	4/14/2017	$10,000	5%	$1,983	4/13/2022
Note 16	7/25/2017	$20,000	5%	$3,686	7/24/2022
Note 17	9/13/2017	$1,000	5%	$165	9/12/2022
Note 18	4/13/2019	$25,000	5%	$2,460	4/11/2024
TOTAL		**$227,500**		**$40,392**	

Traipse received $9,750 in PPP loan funds (SBA Loan No. 3633087207) in April of 2020. The company received notification that this loan was forgiven on 2/1/21.

On 1/25/21, the Company received an additional $9,750 in PPP loan funds (SBA Loan No. 1445388301). The Company anticipates forgiveness of this loan as well. If the loan is not forgiven, the repayment required will be as follows: 43 monthly payments of $228.59 beginning 5/25/2022 and a final payment of $228.51 due on 12/25/25, for a total repayment amount of $10,057.88.

(q) A description of exempt offerings conducted within the past three years.

Traipse PBC conducted an exempt offering in 2017 and 2019 wherein it offered convertible notes with identical terms except for the maturity date. The company raised a total of $227,500.

The proceeds funded the startup costs of the Traipse mobile application. The terms of the offering are detailed in (m)(1) above.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

N/A

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our reviewed financials, which have been filed with the SEC as **Exhibit E** to this offering statement, and the related notes and other financial information included elsewhere in this offering.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Traipse, PBC is a Delaware Public Benefit corporation that began business as Traipse, LLC (Virginia) in 2014. The primary activity of the Company is a gamified app that supports the stability and growth of local economies and Main Street and historical business districts. Although not yet profitable, Traipse is operating and revenue generating. To date, most of the Company's revenue comes from the sale of its tour content to local municipalities and organizations working on local economic development.

Traipse, PBC does not own any significant assets other than its intellectual property. The company began raising convertible debt in 2017. The company raised $227,500 in convertible notes between September 2017 and April 2019. The proceeds funded the startup of the Traipse gamified app.

Traipse, PBC's current cash balance is approximately $7,125.

Milestones Reached so Far

- Developed Traipse app tour content with local partners across the Mid-Atlantic
- Community of 6,500 registered app users
- Memorandum of Understanding in place for a pilot project for the My Local Token (MLT) app once it is in Beta. This project is in partnership with Staunton, VA Downtown Development Association and state agency partner Virginia Department of Housing and Community Development

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent

of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit E**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted at https://www.traipse.co/ by April 30, 2022.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C/A for further information about the offering.

Exhibits List

Exhibit A: Pitch Deck
Exhibit B: Business Model Summary
Exhibit C: Crowdfunding Page
Exhibit D: Use of Funds Narrative
Exhibit E: Reviewed Financials
Exhibit F: Financial Model Spreadsheet
Exhibit G: Subscription Agreement
Exhibit H: My Local Token Dev Plan
Exhibit I: Fact Sheet MLT
Exhibit J: Intro Video Transcript
Exhibit K: Pitch Video Transcript
Exhibit L: Executive Summary